UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Evolv Technologies Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

30049H102

(CUSIP Number)

July 16, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30049H102
1.	Names of Reporting Persons Gates Frontier, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 15,050,161 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 15,050,161 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,050,161 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.6% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)	All shares of the Class A common stock, $0.0001 par value per share (the “Common Stock”), of Evolv Technologies Holdings, Inc. (the “Issuer”) held by Gates Frontier, LLC (“GF”) may be deemed to be beneficially owned by William H. Gates III as the sole member of GF.

(2)	Based on 142,260,102 shares of Common Stock outstanding as of July 16, 2021, as reported on the Issuer’s Form 8-K filed on July 22, 2021.

CUSIP No. 30049H102
1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 15,050,161 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 15,050,161 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,050,161 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.6% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)	All shares of the Class A common stock, $0.0001 par value per share (the “Common Stock”), of Evolv Technologies Holdings, Inc. (the “Issuer”) held by Gates Frontier, LLC (“GF”) may be deemed to be beneficially owned by William H. Gates III as the sole member of GF.

(2)	Based on 142,260,102 shares of Common Stock outstanding as of July 16, 2021, as reported on the Issuer’s Form 8-K filed on July 22, 2021.

Item 1.
	(a)	Name of Issuer: Evolv Technologies Holdings, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 500 Totten Pond Road, 4th Floor Waltham, Massachusetts 02451

Item 2.
	(a)	Name of Person Filing: Gates Frontier, LLC (“GF”) and William H. Gates III (together, the “Reporting Persons”)
	(b)	Address of Principal Business Office or, if none, Residence: GF – 2365 Carillon Point, Kirkland, Washington 98033 Mr. Gates – 500 Fifth Avenue North, Seattle, Washington 98109
	(c)	Citizenship: GF is a limited liability company organized under the laws of the State of Washington. Mr. Gates is a citizen of the United States of America.
	(d)	Title of Class of Securities: Class A common stock, $0.0001 par value per share
	(e)	CUSIP Number: 30049H102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
	(b)	Percent of class: See the responses to Item 11 on the attached cover pages.
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2021	GATES FRONTIER, LLC

	By:	*
		Name:	Alan Heuberger(1)
		Title:	Attorney-in-fact for Michael Larson, Manager
WILLIAM H. GATES III

	By:	*
		Name:	Alan Heuberger(2)
		Title:	Attorney-in-fact

*By:	/s/ Alan Heuberger
Alan Heuberger

(1)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.2 to Gates Frontier, LLC’s Schedule 13G with respect to KiOR, Inc. on October 31, 2013, SEC File No. 005-86313, and incorporated by reference herein.

(2)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.3 to Gates Frontier, LLC’s Schedule 13G with respect to KiOR, Inc. on October 31, 2013, SEC File No. 005-86313, and incorporated by reference herein.

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us, will be filed, on behalf of each of us.

Date: July 23, 2021	GATES FRONTIER, LLC

	By:	*
		Name:	Alan Heuberger(1)
		Title:	Attorney-in-fact for Michael Larson, Manager
WILLIAM H. GATES III

	By:	*
		Name:	Alan Heuberger(2)
		Title:	Attorney-in-fact

*By:	/s/ Alan Heuberger
Alan Heuberger

(1)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.2 to Gates Frontier, LLC’s Schedule 13G with respect to KiOR, Inc. on October 31, 2013, SEC File No. 005-86313, and incorporated by reference herein.

(2)

Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.3 to Gates Frontier, LLC’s Schedule 13G with respect to KiOR, Inc. on October 31, 2013, SEC File No. 005-86313, and incorporated by reference herein.